SCHEDULE 13G

Amendment No. 1
CGI Group Incorporated
Class A Subordinate Voting Shares
Cusip #39945C109


Cusip #39945C109
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	13,577,170
Item 6:	0
Item 7:	28,750,715
Item 8:	0
Item 9:	28,750,715
Item 11:	11.410%
Item 12:	    HC


Cusip #39945C109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	28,750,715
Item 8:	0
Item 9:	28,750,715
Item 11:	11.410%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		CGI Group Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1130 Sherbrooke Street West
		5th Floor
		Montreal, Quebec E6  Canada


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Subordinate Voting Shares

Item 2(e).	CUSIP Number:

		39945C109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	28,750,715

	(b)	Percent of Class:	11.410%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	13,577,170

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	28,750,715

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Subordinate Voting Shares of CGI Group
Incorporated.  No one person's interest in the Class A
Subordinate Voting Shares of CGI Group Incorporated is more than five percent of the total outstanding Class A
Subordinate Voting Shares.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certifications.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. I also certify that, to the best of my knowledge and belief, FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G are subject to a regulatory scheme substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a
Schedule 13D with respect to FIL Limited and its various non-
U.S. investment management subsidiaries included on this
Schedule 13G.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 09, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,941,345 shares or 5.930% of the Class A Subordinate Voting Shares outstanding of CGI Group Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 14,941,345 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 12,630,070 shares or 5.012% of the outstanding Class A Subordinate Voting Shares of CGI Group Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under
Section 8 of the Investment Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 12,630,070 shares and sole power to vote or to direct the voting of 12,630,070 shares of Class A Subordinate Voting
Shares owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,025,900 shares or 0.407% of the outstanding Class A Subordinate Voting Shares of the CGI
Group Incorporated as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,025,900 shares and sole power to vote or to direct the voting of 793,700 shares of Class A Subordinate Voting Shares owned by the institutional accounts managed by PGATC as reported above.

	FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1)(ii), is the beneficial owner of 153,400 shares or 0.061% of the Class A Subordinate Voting Shares outstanding of the Company.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on June 09, 2010, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Subordinate Voting Shares of CGI Group Incorporated at May
31, 2010.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel

	Pyramis Global Advisors, LLC

	By /s/Joseph Hanlon
	Joseph Hanlon
	Duly authorized under Power of Attorney
	dated April 6, 2009, by William E. Dailey
	Senior Vice President
	and Chief Administrative Officer
	Duly authorized under Board of
	Directors resolution dated
	September 26, 2005.